W. Scott Lawler

Corporate/Securities Attorney

WSL@BoothUdall.com

August 7, 2019

Mr. Gregory Dundas

Attorney-Adviser

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Toga Ltd. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1 Filed August 2, 2019 File No. 333-232607

Dear Mr. Dundas:

The Company is in receipt of your comment letter dated August 6, 2019, regarding the Company’s filings referenced above.

Below are the comments from your comment letter each followed by the Company’s response thereto.

Form S-1/A filed August 2, 2019

Auditor’s Opinion, page F-1

Comment:

1. We are unable to confirm that your auditor for the year ended July 31, 2019, Pinnacle Accountancy Group of Utah, is registered with the Public Company Accounting Oversight Board. Please advise.

Response:

Pinnacle Accountancy Group of Utah is another name used by Heaton & Company PLLC in issuing audit reports. Heaton & Company PLLC is PCAOB registered. Please see Heaton & Company’s Firm Summary on the PCAOB website by visiting the following page: http://rasr.pcaobus.org/Firms/FirmSummaryPublic.aspx?FirmID=2EF145A65E4CE89C3714095B3BA79BB3.

Gregory Dundas, Securities and Exchange Commission Toga Ltd. Page 2 of 2

Moreover, Heaton & Company’s Annual Report (Form 2) for the Reporting Year 2019 (a copy of which is included with this letter) also states that Pinnacle Accountancy Group of Utah is another name it uses to issue audit reports.

Therefore, based on this information, we are of the opinion that the Company does not need to file an amendment to its Form S-1.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.

FORM 2

ANNUAL REPORT FORM

PCAOB
Public Company Accounting Oversight Board

Registered public accounting firms must provide their annual report and any amendments thereto to the PCAOB by completing and submitting this Form according to the instructions to Form 2.

It is important to refer to the instructions when completing each item of the Form. The Firm is responsible for completing each item according to those instructions, and should not merely rely on the Firm's own interpretation of the item descriptions appearing in this Form.

Terms that appear in italics have specific defined meanings that the Firm must apply in completing this Form. The definitions are found in PCAOB Rule 1001.

PART I - IDENTITY OF THE FIRM AND CONTACT PERSONS

In Part I, the Firm should provide information that is current as of the date of the certification in Part X.

ITEM 1.1 - NAME OF THE FIRM

a. Firm legal name

Heaton & Company, PLLC

b. Other names used in *audit reports*

Pinnacle Accountancy Group of Utah

c. Former legal names

ITEM 1.2 - CONTACT INFORMATION OF THE FIRM

a. Physical address of the Firm's headquarters office	Mailing address ☑ Same as physical address
Country: United States	Country:
Street address 1: 1438 North Highway 89, Suite 120	Street address 1:
Street address 2:	Street address 2:
City: Farmington	City:
State/Province: Utah	State/Province:
Non-U.S. State/Province:	Non-U.S. State/Province:
Zip/Postal code: 84025	Zip/Postal code:

b. Telephone number of the Firm's headquarters office (incl. country and area codes)

1-801-447-9572

Facsimile number of the Firm's headquarters office (incl. country and area codes)

1-801-447-9578

Website address of the Firm

www.pinncpas.com

Italicized terms are defined in PCAOB Rule 1001. The Firm must apply those definitions in completing this Form.

ITEM 1.3 - PRIMARY CONTACT WITH THE *BOARD*	
Name	
Family Name (last name) Heaton	Given name (first name) Kristofer
Business title Partner	
Physical business address Country United States	Business mailing address ☑ Same as physical address Country
Street address 1 1438 North Highway 89, Suite 120	Street address 1
Street address 2	Street address 2
City Farmington	City
State/Province Utah	State/Province
Non-U.S. State/Province	Non-U.S. State/Province
Zip/Postal code 84025	Zip/Postal code
Business telephone number (incl. country and area codes) 1-801-447-9572	
Business facsimile number (incl. country and area codes) 1-801-447-9578	
Business e-mail address kris@heatoncpas.com	

Italicized terms are defined in PCAOB Rule 1001. The Firm must apply those definitions in completing this Form.

PART II - GENERAL INFORMATION CONCERNING THIS REPORT

ITEM 2.1 - REPORTING PERIOD

State the reporting period covered by this report.

Note: The reporting period, which the Firm should enter in Item 2.1, is the period beginning on April 1 of the year before the year in which the annual report is required to be filed and ending March 31 of the year in which the annual report is required to be filed. That is the period referred to where this Form refers to the "reporting period." Note, however, the special instruction at the beginning of Part VIII concerning the first annual report filed by certain firms.

Start of reporting period (mm/dd/yyyy)	End of reporting period (mm/dd/yyyy)
4/1/2018	3/31/2019

ITEM 2.2 - AMENDMENTS

If this is an amendment to a report previously filed with the *Board* -

a. Indicate, by checking the box corresponding to this item, that this is an amendment. ☐

b. Identify the specific Part or Item numbers of this Form (other than this Item 2.2) as to which the Firm's response has changed from that provided in the most recent Form 2 or amended Form 2 filed by the Firm with respect to the reporting period.

☐ Part I, Identity of the Firm and Contact Persons
- Part III, General Information Concerning the Firm
  - ☐ Item 3.1, The Firm's Practice Related to the Registration Requirement
  - Item 3.2, Fees Billed to *Issuer Audit* Clients
    - ☐ Item 3.2.a.1, *Audit Services*
    - ☐ Item 3.2.a.2, *Other Accounting Services*
    - ☐ Item 3.2.a.3, *Tax Services*
    - ☐ Item 3.2.a.4, *Non-audit Services*
    - ☐ Item 3.2.b, Calculation Method
    - ☐ Item 3.2.c, Estimated Percentages
  - ☐ Item 3.3, *Foreign Registered Public Accounting Firm*'s Designation of U.S. Agent
  - ☐ Incomplete Responses Due to Asserted Non-US Legal Restrictions

☐ Part IV, *Audit* Clients and *Audit Reports*

☐ Part V, Offices and Affiliations
- Part VI, Personnel
  - Item 6.1, Number of Firm Personnel
    - ☐ Item 6.1.a, Total Number of *Accountants*
    - ☐ Item 6.1.b, Total Number of CPA's
    - ☐ Item 6.1.c, Total Number of Personnel
  - ☐ Incomplete Responses Due to Asserted Non-US Legal Restrictions
- Part VII, Certain Relationships
  - Item 7.1, Individuals with Certain Disciplinary or Other Histories
    - ☐ Item 7.1.a, Relationship Exists
    - ☐ Item 7.1.b, Individuals
  - Item 7.2, Entities with Certain Disciplinary or Other Histories
    - ☐ Item 7.2.a, Relationship Exists
    - ☐ Item 7.2.b, Entities
  - Item 7.3, Certain Arrangements to Receive Consulting or Other Professional Services
    - ☐ Item 7.3.a, Arrangement Exists
    - ☐ Item 7.3.b, Entities
  - ☐ Incomplete Responses Due to Asserted Non-US Legal Restrictions

☐ Part VIII, Acquisition of Another *Public Accounting Firm* or Substantial Portions of Another *Public Accounting Firm's Personnel*

☐ *Part IX, Affirmation of Consent*

☐ *Part X, Certification of Firm*

If you check this box, use the text field below to describe the error or omission in Part X as previously filed and to supply the information as it should have been provided in the previous submission. Use Part X of this amended form only to certify the amended form, not to supply corrections to the previous form.

- Part XI, Exhibits
  - ☐ Exhibit 3.2, Description of Methodology Used to Estimate Components of Calculation in Item 3.2 and Reason for Using Estimates
  - ☐ Exhibit 99.1, Request for Confidential Treatment

☐ Exhibit 99.3, Materials Required by Rule 2207(c)(2)-(4)

PART III - GENERAL INFORMATION CONCERNING THE FIRM

ITEM 3.1 - THE FIRM'S PRACTICE RELATED TO THE REGISTRATION REQUIREMENT

a. Indicate whether the Firm issued any *audit report* with respect to an *issuer* during the reporting period. — (●) Yes ( ) No

b. In the event of an affirmative response to Item 3.1.a, indicate whether the *issuers* with respect to which the Firm issued *audit reports* during the reporting period were limited to employee benefit plans that file reports with the *Commission* on Form 11-K. — [ ] Yes [x] No

c. In the event of a negative response to Item 3.1.a, indicate whether the Firm *played a substantial role in the preparation or furnishing of an audit report* with respect to an *issuer* during the reporting period. — [ ] Yes [ ] No

d. Indicate whether the Firm issued any *audit report* with respect to any *broker* or *dealer* during the reporting period. — [ ] Yes [x] No

e. In the event of a negative response to Item 3.1.d, indicate whether the Firm *played a substantial role in the preparation or furnishing of an audit report* with respect to a *broker* or *dealer* during the reporting period. — [ ] Yes [x] No

ITEM 3.2 - FEES BILLED TO *ISSUER AUDIT* CLIENTS

The option to request confidential treatment for information provided in Item 3.2 is available only to *foreign registered public accounting firms.*

a. Of the total fees billed by the Firm to all clients for services that were rendered in the reporting period, state the percentage (which may be rounded, but no less specifically than to the nearest five percent) attributable to fees billed to *issuer audit* clients for–

1. *Audit services*	CA [ ] CR [ ]	2. *Other accounting services*	CA [ ] CR [ ]
57		0	
3. *Tax services*	CA [ ] CR [ ]	4. *Non-audit services*	CA [ ] CR [ ]
1		0	

b. Indicate, by checking the appropriate box, which of the following two methods the Firm used to calculate the percentages reported in Item 3.2.a – CA [ ] CR [ ]

(●) 1. The Firm used as a denominator the total fees billed to all clients for services rendered during the reporting period and used as numerators (for each of the four categories) total fees billed to *issuer audit* clients for the relevant services rendered during the reporting period.

( ) 2. The Firm used as a denominator the total fees billed to all clients in the Firm's fiscal year that ended during the reporting period and used as numerators (for each of the four categories) total *issuer audit* client fees as determined by reference to the fee amounts disclosed to the *Commission* by those clients for each client's fiscal year that ended during the reporting period (including, for clients who have not made the required *Commission* filings, the fee amounts required to be disclosed).

c. If the Firm has used a reasonable method to estimate the components of the calculations described in Item 3.2.b, rather than using the specific data, check this box and attach Exhibit 3.2 briefly describing the reasons for doing so and the methodology used in making those estimates. [ ] — CA [ ] CR [ ]

Note: In responding to Item 3.2, careful attention should be paid to the definitions of the italicized terms, which are found in *Board Rules* 1001(i)(iii) (*issuer*), 1001(a)(v) (*audit*), 1001(a)(vii) (*audit services*), 1001(o)(i) (*other accounting services*), 1001(t)(i) (*tax services*), and 1001(n)(ii) (*non-audit services*). The definitions of the four categories of services correspond to the *Commission*'s descriptions of the services for which an *issuer* must disclose fees paid to its auditor. Compare the descriptions of services in Item 9(e) of *Commission* Schedule 14A (17 C.F.R. § 240.14a-101) under the headings "Audit Fees," "Audit-Related Fees," "Tax Fees," and "All Other Fees" with, respectively, the *Board*'s definitions of *Audit Services*, *Other Accounting Services*, *Tax Services*, and *Non-Audit Services.*

ITEM 3.3 - *FOREIGN REGISTERED PUBLIC ACCOUNTING FIRM'S* DESIGNATION OF U.S. AGENT

a. If the Firm is a *foreign registered public accounting firm* that has designated to the *Commission* or *Board* an agent in the United States upon whom the *Commission* or the *Board* may serve any request to the Firm under Section 106 of the *Act* or any process, pleading, or other papers in any action against the Firm to enforce Section 106 of the *Act*, check here and enter the name and address of the designated agent. ☐

1. Agent Name	
2. Agent Address	
2a. Street Address 1	2d. State
2b. Street Address 2	2e. Zip Code
2c. City	

b. If the Firm is a *foreign registered public accounting firm* and did not check the box for Item 3.3.a, indicate by checking "yes" or "no" whether the Firm has, since July 21, 2010, (1) performed material services upon which another *registered public accounting firm* relied in the conduct of an audit or interim review, (2) issued an audit report, (3) performed audit work, or (4) performed interim reviews.

☐ Yes

☐ No

Note: If the Firm checks "yes" for Item 3.3.b, the Firm must immediately provide to the *Commission* or the *Board* the designation required by Section 106(d)(2) of the *Act*.

Note: If the Firm checks "no" for Item 3.3.b, and the Firm later performs any of the activities identified in Section 106(d)(2) of the Act, the Firm must immediately provide to the *Commission* or the *Board* the designation required by Section 106(d)(2) of the *Act*.

Note: If the Firm has previously designated an agent for service to the *Commission* or *Board* , the Firm must immediately communicate any change in the name or address of the agent to the *Commission* or *Board* .

INCOMPLETE RESPONSES DUE TO ASSERTED NON-U.S. LEGAL RESTRICTIONS

If the Firm is a *foreign registered public accounting firm* that, in responding to Part III, has either withheld certain information, or declined to request certain information from relevant third parties, on the ground that the Firm cannot provide the information to the *Board* on this Form 2 without violating non-U.S. law, the Firm must identify here all items -- and only those items -- with respect to which there is any information that the Firm has actually withheld or declined to request.

☐ 3.1.c	☐ 3.1.e	☐ 3.2.a.1	☐ 3.2.a.2	☐ 3.2.a.3
☐ 3.2.a.4	☐ 3.2.b	☐ 3.2.c	☐ 3.3.a	☐ 3.3.b

PART IV - *AUDIT CLIENTS AND AUDIT REPORTS*

ITEM 4.1 - *AUDIT REPORTS* ISSUED BY THE FIRM FOR *ISSUERS*

a. Provide the following information concerning each *issuer* for which the Firm issued any *audit report*(s) during the reporting period -

1. *Issuer* name
All Marketing Solutions, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001464300 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

8/17/2018

1. *Issuer* name
Bioethics Ltd

2. *Issuer* CIK (Central Index Key) number, if any
0000864560 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

4/6/2018 | 3/18/2019

1. *Issuer* name
Mascota Resources Corp.

2. *Issuer* CIK (Central Index Key) number, if any
0001536089 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

8/6/2018 | 2/7/2019

1. *Issuer* name
Start Scientific, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001368761 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

8/29/2018

1. *Issuer* name
The Collectable Gallery, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001721467 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

10/25/2018

1. *Issuer* name
LGH Group

2. *Issuer* CIK (Central Index Key) number, if any
0001736420 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

8/6/2018

1. *Issuer* name
Global House Holdings Ltd

2. *Issuer* CIK (Central Index Key) number, if any
0001673475 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

9/11/2018

1. *Issuer* name
Las Vegas Rail Entertainment

2. *Issuer* CIK (Central Index Key) number, if any
0001405227 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

9/18/2018

1. *Issuer* name
X Rail Entertainment, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001697935 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

5/21/2018

1. *Issuer* name
Discovery Gold Corporation

2. *Issuer* CIK (Central Index Key) number, if any
0001492448 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

7/27/2018

1. *Issuer* name
Fai Mai Holdings, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001681306 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

4/27/2018

1. *Issuer* name
Pacific Health Care Organization, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001138476 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

4/2/2018 | 3/29/2019

1. *Issuer* name
DLT Resolutions Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001420368 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

4/10/2018

1. *Issuer* name
Sears Oil & Gas

2. *Issuer* CIK (Central Index Key) number, if any
0001434737 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

4/16/2018

1. *Issuer* name
LZG International, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001126115 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

9/28/2018

1. *Issuer* name
Assisted 4 Living

2. *Issuer* CIK (Central Index Key) number, if any
0001719435 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

5/2/2018 | 2/8/2019

1. *Issuer* name
ASAP Expo, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001419275 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously

issued *audit reports*.

4/18/2018

1. *Issuer* name
Unifunds Limited

2. *Issuer* CIK (Central Index Key) number, if any
0001353633 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

5/15/2018

1. *Issuer* name
M101 Corp.

2. *Issuer* CIK (Central Index Key) number, if any
0001651932 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

6/29/2018

1. *Issuer* name
Epoxy, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001428816 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

6/8/2018

1. *Issuer* name
Freestone Resources, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001089319 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

10/15/2018

1. *Issuer* name
GEX Management, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001681556 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

4/6/2018

1. *Issuer* name
Gulf & Orient Steamship Company, Ltd.

2. *Issuer* CIK (Central Index Key) number, if any
0001365388 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

4/16/2018

1. *Issuer* name
Rafina, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001402737 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

5/17/2018

1. *Issuer* name
Kelinda

2. *Issuer* CIK (Central Index Key) number, if any
0001741257 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

9/12/2018

1. *Issuer* name
Preaxia Healthcare Systems, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001350156 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

9/13/2018

1. *Issuer* name
SMSA Crane Acquisition Corp.

2. *Issuer* CIK (Central Index Key) number, if any
0001473287 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

4/17/2018

1. *Issuer* name
Team 360 Sports, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001700357 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

4/2/2018

1. *Issuer* name
Trupal Media, Inc.

2. *Issuer* CIK (Central Index Key) number, if any

0001662706 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

6/29/2018

1. *Issuer* name

Ultimate Products

2. *Issuer* CIK (Central Index Key) number, if any

0001438095 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

6/29/2018

1. *Issuer* name

Unicobe

2. *Issuer* CIK (Central Index Key) number, if any

000152871 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

9/19/2018

1. *Issuer* name

Westgate Acquisitions Corporation

2. *Issuer* CIK (Central Index Key) number, if any

0001099568 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

4/12/2018

1. *Issuer* name

Plyzer Technologies, Inc.

2. *Issuer* CIK (Central Index Key) number, if any

0001334589 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

7/12/2018

1. *Issuer* name

Huale Acoustics Corp.

2. *Issuer* CIK (Central Index Key) number, if any

0001636760 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

5/29/2018

1. *Issuer* name
Airborne Wireless Network

2. *Issuer* CIK (Central Index Key) number, if any
0001537258 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

11/14/2018

1. *Issuer* name
Battlers Corp.

2. *Issuer* CIK (Central Index Key) number, if any
0001680525 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

12/3/2018

1. *Issuer* name
Oroplata Resources, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001576873 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

12/28/2018

1. *Issuer* name
Prestige Capital Corporation

2. *Issuer* CIK (Central Index Key) number, if any
0000790179 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

2/22/2019

1. *Issuer* name
Bioxytran, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001445815 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

3/12/2019

1. *Issuer* name
Toga Limited

2. *Issuer* CIK (Central Index Key) number, if any
0001378125 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously

issued *audit reports*.

3/19/2019

1. *Issuer* name

Cancer Capital Corporation

2. *Issuer* CIK (Central Index Key) number, if any

0001130889 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

3/12/2019

1. *Issuer* name

Skinovation Pharmaceutical Incorporated

2. *Issuer* CIK (Central Index Key) number, if any

0001118072 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

3/12/2019

1. *Issuer* name

Worldnet, Inc. of Nevada

2. *Issuer* CIK (Central Index Key) number, if any

0001118233 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

3/12/2019

1. *Issuer* name

Nova Star Innocations, Inc.

2. *Issuer* CIK (Central Index Key) number, if any

0001160945 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

3/12/2019

1. *Issuer* name

Diverse Development Group, Inc.

2. *Issuer* CIK (Central Index Key) number, if any

0001672897 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

3/20/2019

1. *Issuer* name

Qrons Inc.

2. *Issuer* CIK (Central Index Key) number, if any

0001689084 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

3/21/2019		

1. *Issuer* name
Chase Packaging Corporation

2. *Issuer* CIK (Central Index Key) number, if any
0001025771 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

3/22/2019		

1. *Issuer* name
Jade Global Holdings

2. *Issuer* CIK (Central Index Key) number, if any
0001518171 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

3/27/2019		

1. *Issuer* name
C&C Tours, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001430319 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

3/12/2019		

1. *Issuer* name
Advantego Corporation

2. *Issuer* CIK (Central Index Key) number, if any
0000869531 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

3/29/2019		

1. *Issuer* name
Canfield Medical Supply, Inc.

2. *Issuer* CIK (Central Index Key) number, if any
0001553788 ☐ Check here, if none

3. Date(s) of the *audit report*(s) (mm/dd/yyyy)

☐ Check here if the dates listed below correspond solely to the issuance of consents to the use of previously issued *audit reports*.

3/29/2019		

b. If the Firm identified any *issuers* in response to Item 4.1.a., indicate, by checking the box corresponding to the appropriate range set out below, the total number of Firm personnel who exercised the authority to sign the Firm's name to an *audit report*, for an *issuer*, during the reporting period. If the Firm checks the box indicating that the number is in the range of 1-9, provide the exact number.

- (●) 1-9 — Exact Number: 3
- ( ) 10-25
- ( ) 26-50
- ( ) 51-100
- ( ) 101-200
- ( ) More than 200

Note: In responding to Item 4.1(a), careful attention should be paid to the definition of *issuer*. The Firm should not, for example, overlook the fact that investment companies may be *issuers*, or that employee benefit plans that file reports on *Commission* Form 11-K are *issuers*.

Note: In responding to Item 4.1, do not list any *issuer* more than once. For each *issuer*, provide in Item 4.1.a.3 the *audit report* dates (as described in AU 530, Dating of the Independent Auditor's Report) of all such *audit reports* for that *issuer*, including each date of any dual-dated *audit report*.

Note: In responding to Item 4.1.a.3, it is not necessary to provide the date of any consent to an *issuer*'s use of an *audit report* previously issued for that *issuer*, except that, if such consents constitute the only instances of the Firm issuing *audit reports* for a particular *issuer* during the reporting period, the Firm should include that *issuer* in Item 4.1 and include the dates of such consents and indicate whether the dates provided correspond to the issuance of a consent to the use of a previously-issued *audit report* in Item 4.1.a.3.

ITEM 4.2 - *ISSUER AUDIT REPORTS* WITH RESPECT TO WHICH THE FIRM *PLAYED A SUBSTANTIAL ROLE* DURING THE REPORTING PERIOD

a. If no *issuers* are identified in response to Item 4.1.a, but the Firm *played a substantial role in the preparation or furnishing of an audit report* for an *issuer* that was issued during the reporting period, provide the following information concerning each *issuer* with respect to which the Firm did so -

Note: If the Firm identifies any *issuer* in response to Item 4.1, the Firm need not respond to Item 4.2.

Note: In responding to Item 4.2, do not list any *issuer* more than once.

1. *Issuer* name

2. *Issuer* CIK (Central Index Key) number, if any

☐ Check here, if none

3. Name of the *registered public accounting firm* that issued the *audit report*(s)

4. The end date(s) of the fiscal period(s) covered by the financial statements that were the subject of the *audit report*(s)

5. *Substantial role played* by the Firm with respect to the *audit report*(s)

If other is selected, please enter *substantial role played* below -

ITEM 4.3 - *AUDIT REPORTS* ISSUED BY THE FIRM FOR *BROKERS* OR *DEALERS*

a. Provide the following information concerning each *audit report* issued for a *broker* or *dealer* during the reporting period –

1. *Broker*'s or *Dealer*'s name

2. *Broker*'s or *Dealer*'s CRD (Central Registration Depository) number

3. *Broker*'s or *Dealer*'s CIK (Central Index Key) number, if any

☐ Check here, if none

4. Date(s) of the *audit report*(s) (mm/dd/yyyy)

b. If the Firm identified any *brokers* or *dealers* in response to Item 4.3.a., indicate, by checking the box corresponding to the appropriate range set out below, the total number of Firm personnel who exercised the authority to sign the Firm's name to an *audit report*, for a *broker* or *dealer*, during the reporting period. If the Firm checks the box indicating that the number is in the range of 1-9, provide the exact number.

- ○ 1-9
- ○ 10-25
- ○ 26-50
- ○ 51-100
- ○ 101-200
- ○ More than 200

Exact Number:

Note: For each *audit report* provide in Item 4.3.a.3 the *audit report* dates (as described in AU 530, Dating of the Independent Auditor's Report) including each date of any dual-dated *audit report*.

ITEM 4.4 - *BROKER* OR *DEALER AUDIT REPORTS* WITH RESPECT TO WHICH THE FIRM *PLAYED A SUBSTANTIAL ROLE* DURING THE REPORTING PERIOD

a. If no *brokers* or *dealers* are identified in response to Item 4.3.a, but the Firm *played a substantial role in the preparation or furnishing of an audit report* for a *broker* or *dealer* that was issued during the reporting period, provide the following information concerning each *broker* or *dealer* with respect to which the Firm did so –

Note: If the Firm identifies any *broker* or *dealer* in response to Item 4.3, the Firm need not respond to Item 4.4.

Note: In responding to Item 4.4, do not list any *broker* or *dealer* more than once.

1. *Broker*'s or *Dealer*'s name

2. *Broker*'s or *Dealer*'s CRD (Central Registration Depository) number

3. *Broker*'s or *Dealer*'s CIK number, if any

☐ Check here, if none

4. Name of the *registered public accounting firm* that issued the *audit report*(s)

5. The end date(s) of the fiscal period(s) covered by the financial statements that were subject of the *audit report*(s)

6. Substantial role played by the Firm with respect to the *audit report*(s)

If other is selected, please enter substantial role played below -

INCOMPLETE RESPONSES DUE TO ASSERTED NON-U.S. LEGAL RESTRICTIONS

If the Firm is a *foreign registered public accounting firm* that, in responding to Part IV, has either withheld certain information, or declined to request certain information from relevant third parties, on the ground that the Firm cannot provide the information to the *Board* on this Form 2 without violating non-U.S. law, the Firm must identify here all items -- and only those items -- with respect to which there is any information that the Firm has actually withheld or declined to request.

☐ 4.2.a.1 ☐ 4.2.a.2 ☐ 4.2.a.3 ☐ 4.2.a.4 ☐ 4.2.a.5

☐ 4.4.a.1 ☐ 4.4.a.2 ☐ 4.4.a.3 ☐ 4.4.a.4 ☐ 4.4.a.5

☐ 4.4.a.6

PART V - OFFICES AND AFFILIATIONS

In Part V, the Firm should provide information that is current as of the last day of the reporting period.

ITEM 5.1 - FIRM'S OFFICES

List the physical address and, if different, the mailing address, of each of the Firm's offices.

Office physical address	Office mailing address ☑ Same as physical address
Country United States	Country
Street address 1 1438 North Highway 89, Suite 120	Street address 1
Street address 2	Street address 2
City Far	City
State/Province Utah	State/Province
Non-U.S. State/Province	Non-U.S. State/Province
Zip/Postal code 84025	Zip/Postal code

Office physical address	Office mailing address ☑ Same as physical address
Country United States	Country
Street address 1 3590 Harrison Blvd., Suite GL-2	Street address 1
Street address 2	Street address 2
City Ogden	City
State/Province Utah	State/Province
Non-U.S. State/Province	Non-U.S. State/Province
Zip/Postal code 84403	Zip/Postal code

ITEM 5.2 - *AUDIT*-RELATED MEMBERSHIPS, AFFILIATIONS, OR SIMILAR ARRANGEMENTS

a. State whether the Firm has any:

1. Membership or affiliation in or with any network, arrangement, alliance, partnership or association that licenses or authorizes *audit* procedures or manuals or related materials, or the use of a name in connection with the provision of *audit services* or accounting services — ○ Yes ◉ No

2. Membership or affiliation in or with any network, arrangement, alliance, partnership or association that markets or sells *audit services* or through which joint *audits* are conducted — ○ Yes ◉ No

3. Arrangement, whether by contract or otherwise, with another entity through or from which the Firm employs or leases personnel to perform *audit services* — ○ Yes ◉ No

b. If the Firm provides any affirmative response in Item 5.2.a, identify the entity with which the Firm has each such relationship -

Entity name	
Entity Address	
Country	State/Province
Street address 1	Non-U.S. State/Province
Street address 2	Zip/Postal code
City	
Provide a brief description of the relationship the Firm has with this entity	

Note: Item 5.2.b does not require information concerning every other entity that is part of the network, arrangement, alliance, partnership or association, but only information concerning the network, arrangement, alliance, partnership, or association itself, or the principal entity through which it operates.

INCOMPLETE RESPONSES DUE TO ASSERTED NON-U.S. LEGAL RESTRICTIONS

If the Firm is a *foreign registered public accounting firm* that, in responding to Part V, has either withheld certain information, or declined to request certain information from relevant third parties, on the ground that the Firm cannot provide the information to the *Board* on this Form 2 without violating non-U.S. law, the Firm must identify here all items -- and only those items -- with respect to which there is any information that the Firm has actually withheld or declined to request.

☐ 5.1 ☐ 5.2.a.1 ☐ 5.2.a.2 ☐ 5.2.a.3 ☐ 5.2.b

Italicized terms are defined in PCAOB Rule 1001. The Firm must apply those definitions in completing this Form.

PART VI - PERSONNEL

In Part VI, the Firm should provide information that is current as of the last day of the reporting period.

ITEM 6.1 - NUMBER OF FIRM PERSONNEL

Provide the following numerical totals -

		CA	CR
a. Total number of the Firm's *accountants*	13	☐	☐
b. Total number of the Firm's certified public accountants (include in this number all *accountants* employed by the Firm with comparable licenses from non-U.S. jurisdictions)	6	☐	☐
c. Total number of the Firm's personnel	14	☐	☐

INCOMPLETE RESPONSES DUE TO ASSERTED NON-U.S. LEGAL RESTRICTIONS

If the Firm is a *foreign registered public accounting firm* that, in responding to Part VI, has either withheld certain information, or declined to request certain information from relevant third parties, on the ground that the Firm cannot provide the information to the *Board* on this Form 2 without violating non-U.S. law, the Firm must identify here all items -- and only those items -- with respect to which there is any information that the Firm has actually withheld or declined to request.

☐ 6.1.a ☐ 6.1.b ☐ 6.1.c

Italicized terms are defined in PCAOB Rule 1001. The Firm must apply those definitions in completing this Form.

PART VII - CERTAIN RELATIONSHIPS

ITEM 7.1 - INDIVIDUALS WITH CERTAIN DISCIPLINARY OR OTHER HISTORIES

		CA	CR
a. Other than a relationship required to be reported in Item 5.1 of Form 3, and only if the Firm has not previously identified the individual and the sanction or *Commission* order on Form 1, Form 2, or Form 3, state whether, as of the end of the reporting period, the Firm has any employee, partner, shareholder, principal, member, or owner who was the subject of a *Board* disciplinary sanction or a *Commission* order under Rule 102(e) of the *Commission's* Rules of Practice, entered within the five years preceding the end of the reporting period and without that sanction or order having been vacated on review or appeal, and who provided at least ten hours of *audit services* for any *issuer*, *broker*, or *dealer* during the reporting period.	○ Yes ◉ No	☐	☐

b. If the Firm provides an affirmative response to Item 7.1.a, provide the following information for each such individual -

1. Family name (last name)	Given name (first name)

2. Description of the nature of the relationship

3. Date Firm entered into relationship (mm/dd/yyyy)

4. The date of the relevant order and an indication whether it was a *Board* order or a *Commission* order

○ *Board* ○ *Commission*

CA ☐ CR ☐

ITEM 7.2 - ENTITIES WITH CERTAIN DISCIPLINARY OR OTHER HISTORIES

a. Other than a relationship required to be reported in Item 5.2 of Form 3, and only if the Firm has not previously reported the information on Form 1, Form 2, or Form 3, state whether, as of the end of the reporting period, the Firm was owned or partly owned by an entity that was the subject of (a) a *Board* disciplinary sanction entered within the five years preceding the end of the reporting period, which has not been vacated on review or appeal, suspending or revoking that entity's registration or disapproving that entity's application for registration, or (b) a *Commission* order under Rule 102(e) of the *Commission*'s Rules of Practice entered within the five years preceding the end of the reporting period, which has not been vacated on appeal, suspending or denying the privilege of appearing or practicing before the *Commission*.

○ Yes
◉ No

CA CR

b. If the Firm provides an affirmative response to 7.2.a, provide the following information for each such entity -

1. Name of entity

2. Description of the nature of the relationship

3. Date Firm entered into relationship (mm/dd/yyyy)

4. The date of the relevant order and an indication whether it was a *Board* order or a *Commission* order

○ *Board* ○ *Commission*

CA CR

ITEM 7.3 - CERTAIN ARRANGEMENTS TO RECEIVE CONSULTING OR OTHER PROFESSIONAL SERVICES

a. Other than a relationship required to be reported in Item 5.3 of Form 3, state whether the Firm received, or entered into a contractual or other arrangement to receive, from any individual or entity meeting the criteria described in Items 7.1.a. or 7.2.a, consulting or other professional services related to the Firm's *audit* practice or related to services the Firm provides to *issuer, broker*, or *dealer audit* clients.

○ Yes
◉ No

CA ☐ CR ☐

b. If the Firm provides an affirmative response to 7.3.a, provide the following information for each such individual or entity -

1. Name of individual or entity

2. Description of the nature of the relationship

3. Date Firm entered into relationship (mm/dd/yyyy)

4. Description of the services provided or to be provided to the Firm by the individual or entity

5. The date of the relevant order and an indication whether it was a *Board* order or a *Commission* order

○ *Board* ○ *Commission*

CA ☐ CR ☐

INCOMPLETE RESPONSES DUE TO ASSERTED NON-U.S. LEGAL RESTRICTIONS

If the Firm is a *foreign registered public accounting firm* that, in responding to Part VII, has either withheld certain information, or declined to request certain information from relevant third parties, on the ground that the Firm cannot provide the information to the *Board* on this Form 2 without violating non-U.S. law, the Firm must identify here all items -- and only those items -- with respect to which there is any information that the Firm has actually withheld or declined to request.

☐ 7.1.a ☐ 7.1.b ☐ 7.2.a ☐ 7.2.b

☐ 7.3.a ☐ 7.3.b

PART VIII - ACQUISITION OF ANOTHER *PUBLIC ACCOUNTING FIRM* OR SUBSTANTIAL PORTIONS OF ANOTHER *PUBLIC ACCOUNTING FIRM'S* PERSONNEL

If the Firm became registered on or after December 31, 2009, the first annual report that the Firm files must provide this information for the period running from the date used by the Firm for purposes of General Instruction 9 of Form 1 (regardless of whether that date was before or after the beginning of the reporting period) through March 31 of the year in which the annual report is required to be filed.

ITEM 8.1 - ACQUISITION OF ANOTHER *PUBLIC ACCOUNTING FIRM* OR SUBSTANTIAL PORTIONS OF ANOTHER *PUBLIC ACCOUNTING FIRM'S* PERSONNEL

a. Did the Firm acquire another *public accounting firm*?

○ Yes
◉ No

b. If the Firm provides an affirmative response to Item 8.1.a, provide the name(s) of the *public accounting firm*(s) that the Firm acquired.

Name of acquired *public accounting firm*

c. Did the Firm, without acquiring another *public accounting firm*, take on as employees, partners, shareholders, principals, members, or owners 75% or more of the persons who, as of the beginning of the reporting period, were the partners, shareholders, principals, members, or owners of another *public accounting firm*?

○ Yes
◉ No

d. If the Firm provides an affirmative response to Item 8.1.c, provide the following information for each such *public accounting firm* -

Name of the other *public accounting firm*

Number of the other *public accounting firm*'s former partners, shareholders, principals, members, owners, and *accountants* that joined the Firm

INCOMPLETE RESPONSES DUE TO ASSERTED NON-U.S. LEGAL RESTRICTIONS

If the Firm is a *foreign registered public accounting firm* that, in responding to Part VIII, has either withheld certain information, or declined to request certain information from relevant third parties, on the ground that the Firm cannot provide the information to the *Board* on this Form 2 without violating non-U.S. law, the Firm must identify here all items -- and only those items -- with respect to which there is any information that the Firm has actually withheld or declined to request.

☐ 8.1.a ☐ 8.1.b ☐ 8.1.c ☐ 8.1.d

Italicized terms are defined in PCAOB Rule 1001. The Firm must apply those definitions in completing this Form.

PART IX - AFFIRMATION OF CONSENT

ITEM 9.1 - AFFIRMATION OF UNDERSTANDING OF, AND COMPLIANCE WITH, CONSENT REQUIREMENTS

Whether or not the Firm, in applying for registration with the *Board*, provided the signed statement required by Item 8.1 of Form 1, affirm, by checking the boxes, that -

a. The Firm has consented to cooperate in and comply with any request for testimony or the production of documents made by the *Board* in furtherance of its authority and responsibilities under the Sarbanes-Oxley Act of 2002; ☑

b. The Firm has secured from each of its *associated persons*, and agrees to enforce as a condition of each such person's continued employment by or other association with the Firm, a consent indicating that the *associated person* consents to cooperate in and comply with any request for testimony or the production of documents made by the *Board* in furtherance of its authority under the Sarbanes-Oxley Act of 2002, and that the *associated person* understands and agrees that such consent is a condition of his or her continued employment by or other association with the Firm; and ☑

c. The Firm understands and agrees that cooperation and compliance, as described in Item 9.1.a, and the securing and enforcing of consents from its *associated persons* as described in Item 9.1.b, is a condition to the continuing effectiveness of the registration of the Firm with the *Board*. ☑

Note 1: The affirmation in Item 9.1.b shall not be understood to include an affirmation that the Firm has secured such consents from any *associated person* that is a *registered public accounting firm*.

Note 2: The affirmation in Item 9.1.b shall not be understood to include an affirmation that the Firm has secured such consents from any *associated person* that is a *foreign public accounting firm* in circumstances where that *associated person* asserts that non-U.S. law prohibits it from providing the consent, so long as the Firm possesses in its files documents relating to the *associated person*'s assertion about non-U.S. law that would be sufficient to satisfy the requirements of subparagraphs (2) through (4) of Rule 2207(c) if that *associated person* were a *registered public accounting firm* filing a Form 2 and withholding this affirmation. This exception to the affirmation in Item 9.1.b does not relieve the Firm of its obligation to enforce cooperation and compliance with *Board* demands by any such *associated person* as a condition of continued association with the Firm.

Note 3: If the Firm is a *foreign registered public accounting firm*, the affirmations in Item 9.1 that relate to *associated persons* shall be understood to encompass every *accountant* who is a proprietor, partner, principal, shareholder, officer, or *audit manager* of the Firm and who provided at least ten hours of *audit services* for any *issuer* during the reporting period.

INCOMPLETE RESPONSES DUE TO ASSERTED NON-U.S. LEGAL RESTRICTIONS

If the Firm is a *foreign registered public accounting firm* that, in responding to Part IX, has withheld an affirmation on the ground that the Firm cannot provide the affirmation without violating non-U.S. law, the Firm must identify here all items - and only those items - as to which the Firm has actually declined to provide the affirmation.

☐ 9.1.a ☐ 9.1.b ☐ 9.1.c

PART X - CERTIFICATION OF THE FIRM

ITEM 10.1 SIGNATURE OF PARTNER OR AUTHORIZED OFFICER

This Form must be signed on behalf of the Firm by an authorized partner or officer of the Firm including, in accordance with Rule 2204, both a signature that appears in typed form within the electronic submission and a corresponding manual signature retained by the Firm.

I, the undersigned, certify that -

a. I am a partner or an officer of the Firm and I am authorized to sign this Form on behalf of the Firm;

b. I have reviewed this Form;

c. based on my knowledge, the Firm has filed a special report on Form 3 with respect to each event that occurred during the reporting period and for which a special report on Form 3 is required under the *Board's rules*;

d. based on the signer's knowledge, this Form does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading; and

e. either-

- (●) 1. based on the signer's knowledge, the Firm has not failed to include in this Form any information or affirmation that is required by the instructions to this Form, or
- ( ) 2. based on the signer's knowledge-
  (A) the Firm is a *foreign registered public accounting firm* and has not failed to include in this form any information or affirmation that is required by the instructions to this Form except for information or affirmations that the Firm asserts it cannot provide to the *Board* on this Form 2 without violating non-U.S. law;
  (B) with respect to any such withheld information or affirmation, the Firm has satisfied the requirements of PCAOB Rule 2207(b) and has in its possession the materials required by PCAOB Rule 2207(c); and
  (C) the Firm has indicated, in accordance with the instructions to this Form, each item of this Form with respect to which the Firm has withheld any required information or affirmation.

Typed signature (to be submitted electronically):	Kristofer Given name (first name)	Heaton Family name (last name)
Manual signature (to be retained in accordance with PCAOB Rule 2204):		
Date of typed and manual signatures (mm/dd/yyyy):	7/3/2019	
Business Title:	Partner	
Capacity in which signed:	Partner (●) Officer ( )	

Business mailing address

Country United States	State/Province Utah
Street address 1 1438 North Highway 89, Suite 120	Non-U.S. State/Province
Street address 2	Zip/Postal code 84025
City Farmington	

Business telephone number (incl. country and area codes)

1-801-447-9572

Business facsimile number (incl. country and area codes)

1-801-447-9578

Business e-mail address

kris@heatoncpas.com

PART XI - EXHIBITS

EXHIBIT 3.2 - DESCRIPTION OF METHODOLOGY USED TO ESTIMATE COMPONENTS OF CALCULATION IN ITEM 3.2 AND REASONS FOR USING ESTIMATES

If the Firm has indicated in Item 3.2.c that it used a reasonable method to estimate the components of the calculations described in Item 3.2.b, rather than using specific data, the Firm must include as Exhibit 3.2 an exhibit that briefly describes the reasons for doing so and the methodology used in making those estimates.

CA ☐ CR ☐

EXHIBIT 99.1 - REQUEST FOR CONFIDENTIAL TREATMENT

If the Firm has identified, in accordance with the instructions to this Form, any information for which the Firm requests confidential treatment, the Firm must include as Exhibit 99.1 an exhibit that includes the representations and information required by Rule 2300(c)(2).

Unless the Firm requests otherwise by checking the box below, any such Exhibit 99.1 will be afforded confidential treatment without the need for a request for confidential treatment.

Check here to indicate if you do not want confidential treatment for Exhibit 99.1 ☐

EXHIBIT 99.3 - MATERIALS REQUIRED BY RULE 2207(c)(2)-(4)

If the Firm is responding to a request pursuant to Rule 2207(d) for any of the materials described in Rule 2207(c)(2)-(4), submit the requested materials as Exhibit 99.3 to an amended Form 2.

CA ☐ CR ☐

If the Firm seeks confidential treatment for any such materials submitted, check the CR box in this section and also provide Exhibit 99.1 in accordance with the instructions.